Exhibit 99.1

AGM Group Receives Notification from Nasdaq Relating Delayed Filing of Form 20-F

BEIJING, May 22, 2024 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment, announced today that it received a notice of non-compliance (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) on May 20, 2024, stating that as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission. This Notice has no immediate impact on the listing or trading of the Company’s securities on Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan to regain compliance. If Nasdaq accepts the Compliance Plan, the Company may be granted up to 180 calendar days from the due date of the Annual Report or until November 11, 2024, to regain compliance.

The Company is fully committed to regaining compliance and satisfying all of Nasdaq’s listing requirements and working diligently to file its Annual Report as soon as reasonably practicable.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on producing high-performance hardware and computing equipment. AGMH’s mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

In China:

At the Company:

Email: ir@agmprime.com

Website: http://www.agmprime.com

Seaquant Consulting

Ms. Kristy Li

Email: kristy@sea-quant.com